Exhibit 99.1

(English Translation)

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF ITEM 4 OF THE MINUTES OF THE 302nd MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 30, 2021.

As Secretary of the Meeting of the Board of Directors, I CERTIFY that item (4) “Delisting and Deregistration of ADRs” of the Minutes of the 302nd Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization (the “Company”) held on September 30, 2021, at 2:00 p.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

“As to item (4) on the Agenda, Ms. Cristiane Barretto Sales, Oi’s Chief Financial Officer and Investor Relations Officer, continuing the discussions held at the meeting of the Board on July 29, 2021, when the Board approved further discussions relating to the topic, informed the Board that Oi’s Investor Relations team held a meeting with the Bank of New York Mellon (“BNY Mellon”), which recommend the Company to assess the maintenance, at least, of the Level 1 ADR program for its Common ADRs to trade over-the-counter in the United States together with its Preferred ADRs, which currently trade over-the-counter. As benefits to maintaining a Level 1 ADR program, Ms. Cristiane Barretto Sales said that such structure not only (i) maintains the advantages of simplified operation with lower costs; (ii) eliminates reporting obligations under the U.S. Securities Exchange Act of 1934 (20F and 6K); and (iii) reduces the liability associated with US capital market rules, among others; but also (iv) maintains strategic support for Oi's Investor Relations program by the depositary bank; (v) maintain its visibility and some degree of exposure in the U.S. market; and (vi) eliminates regulatory risks related to potencial requirements in the Company’s public concession agreements relating to to maintaining ADRs. Additionally, Ms. Cristiane Barretto Sales informed the Board that the Company recently received a notice from the New York Stock Exchange (“NYSE”) stating that the Company was non-compliant with the “penny stock” rule since the Company’s ADRs traded below U$ 1.00 30 consecutive days, which requires a cure plan. In this respect, she informed the Board that Oi’s Investor Relations team informally shared with NYSE the intention to delist Oi’s ADRs from the NYSE and de-registration with the SEC, while maintaining Level I ADR programs (trading over-the-counter only) for the Company’s common and preferred shares which plan was accepted by the NYSE. Lastly, Ms. Cristiane Barretto Sales informed the Board that the proposal was approved by the Company's Executive Board during a meeting held on September 27, 2021. Following debate, the members of the Board agreed with the initiative, which is in line with the Company’s transformation plan that seeks to simplify Oi’s operational structure and readjustment of its cost base, and unanimously approved the proposal to to delist Oi’s Common ADRs from the NYSE and de-registration with the SEC, while maintaining Level I ADR programs (trading over-the-counter only) for the Company’s common and preferred shares, and authorized the Company's Executive Board to carry out all necessary acts for such purpose.”.

All the members of the Board of Directors were present at the meeting, and the minutes were signed by Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana, Mr. Raphael Manhães Martins and Luís Maria Viana Palha da Silva (represented by Mr. Mateus Affonso Bandeira).

Rio de Janeiro, September 30, 2021.

Luciene Sherique Antaki

Secretary of the Meeting